Exhibit 99.1
Johannesburg, 3 November 2022: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 30 September 2022, Group financial results are only provided on a six-monthly basis.
SALIENT FEATURES - QUARTER ENDED 30 SEPTEMBER 2022 (Q3 2022) COMPARED TO QUARTER ENDED 30 SEPTEMBER 2021 (Q3 2021)
•Production build-up to planned levels at the SA gold and Stillwater operation achieved during October 2022
•SA PGM operations impacted by Eskom load curtailment
•Five-year wage agreements concluded at the SA PGM Marikana and Rustenburg operations
•The K4 project is slightly ahead of budget and schedule and delivered initial 4E PGM production of 914 4Eoz during Q3 2022
•Increase stake in Keliber to 84.96%, securing majority control of the advanced Finnish lithium hydroxide project

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2021	Jun 2022	Sep 2022		KEY STATISTICS		Sep 2022	Jun 2022	Sep 2021
				GROUP
1,017	571	496	US$m	Adjusted EBITDA[1]	Rm	8,455	8,897	14,877
14.63	15.59	17.05	R/US$	Average exchange rate using daily closing rate
				AMERICAS REGION
				US PGM underground operations[2,3]
144,325	107,650	85,889	oz	2E PGM production[2,3]	kg	2,671	3,348	4,489
2,114	1,828	1,811	US$/2Eoz	Average basket price	R/2Eoz	30,878	28,499	30,924
179	122	52	US$m	Adjusted EBITDA[1]	Rm	895	1,909	2,622
968	1,503	1,815	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	30,947	23,437	14,156
				US PGM recycling[2,3]
179,765	170,462	141,560	oz	3E PGM recycling[2,3]	kg	4,403	5,302	5,591
4,386	2,799	3,378	US$/3Eoz	Average basket price	R/3Eoz	57,595	43,636	64,167
30	21	22	US$m	Adjusted EBITDA[1]	Rm	371	335	436
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[3]
500,073	412,958	432,143	oz	4E PGM production[3,5]	kg	13,441	12,844	15,554
2,895	2,675	2,479	US$/4Eoz	Average basket price	R/4Eoz	42,269	41,699	42,347
721	578	489	US$m	Adjusted EBITDA[1]	Rm	8,332	9,012	10,542
1,093	1,183	1,127	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	19,211	18,438	15,992
				Gold operations
293,761	54,592	204,672	oz	Gold produced	kg	6,366	1,698	9,137
1,781	1,877	1,723	US$/oz	Average gold price	R/kg	944,316	940,634	837,799
97	(156)	(48)	US$m	Adjusted EBITDA[1]	Rm	(811)	(2,426)	1,421
1,692	5,032	2,207	US$/oz	All-in sustaining cost[4]	R/kg	1,210,049	2,522,190	796,008
				EUROPEAN REGION
				Battery Metals - Sandouville refinery
—	2,919	1,653	tNi	Nickel Production[6]	tNi	1,653	2,919	—
—	30,261	22,553	US$/tNi	Nickel equivalent average basket price[7]	R/tNi	384,525	471,774	—
—	9	(14)	US$m	Adjusted EBITDA[1]	Rm	(246)	148	—
—	26,856	30,185	US$/tNi	Nickel equivalent sustaining cost[8]	R/tNi	514,654	418,683	—
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022         1

5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters"
6The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
7The nickel equivalent average basket price per ton is the total nickel revenue adjusted for other income - non-product sales divided by the total nickel equivalent tons sold
8See "Salient features and cost benchmarks - Quarters Sibanye-Stillwater Sandouville Refinery" for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost

Stock data for the Quarter ended 30 September 2022		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share (High/Low)	R35.74 to R43.67
- at 30 September 2022	2,830,238,200	Average daily volume	11,117,281
- weighted average	2,830,102,345	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (High/Low)	US$8.16 to US$10.66
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	3,251,823

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 2

OVERVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2022 COMPARED TO QUARTER ENDED 30 SEPTEMBER 2021

The Group has successfully navigated a challenging period, with production from the SA gold and the Stillwater operation building up during Q3 2022 from the operational disruptions which occurred in the first half of the year and returning to normalised levels of production during October 2022 at both of these operations. The SA PGM operations continued to deliver consistent operational results despite challenges associated with Eskom load curtailment and the increased incidence of copper cable theft, which disrupted operations during Q3 2022.

Significantly, a five-year wage agreement has been reached with the representative unions at the Rustenburg and Marikana operations. This historic agreement, which was achieved peacefully, timeously and without the disruption experienced during the SA gold operations' wage negotiations earlier this year, is expected to set the scene for five years of relative stability.

Despite deterioration in the global political and economic environment during the course of 2022, precious metals prices have remained well supported and within historically high price ranges. Greater operational stability across the Group, should enable improved cost management for 2023, ensuring more stable earnings and cash flow and consolidating the already robust Group financial position.

SAFE PRODUCTION

The improvement in Group safety indicators following reprioritisation of safety initiatives from mid-2021 and subsequent roll out of the "Fatal Elimination Strategy" in January 2022, has been maintained during Q3 2022. The Group fatal injury frequency rate (FIFR) (per million hours worked), excluding Sandouville (which was incorporated from Q1 2022) improved from 0.07 for Q3 2021 to 0.05 for Q3 2022, with the serious injury frequency rate (SIFR) improving by 10% to 2.83 from 3.13 for Q3 2021. The Group lost day injury frequency rate (LDIFR) also improved, by 9%, from 5.08 to 4.65, with the Group total recordable injury frequency rate (TRIFR) improving 13% year-on-year, from 6.20 to 5.40.

Not only has the sustained focus on and implementation of the "Fatal Elimination Strategy" led to reduced fatalities, but also to improved injury metrics. Group fatalities have reduced by 64%, from eleven for the first nine months of 2021, to four for the same period in 2022. The SA gold and US PGM operations also recorded another fatality free quarter despite the risks associated with resuming operations. This follows Q2 2022, which was fatality free Group wide. Sadly, two fatalities were suffered at the SA PGM operations, which reaffirm the need to maintain a relentless safety focus across the Group.

On 29 August 2022 at the Saffy shaft, Marikana operation, Mr. S. Tyobeka, a general worker, was involved in a winch and rigging related incident. On 30 August 2022 a second fatality occurred at the Rowland shaft, Marikana operation, when Mr. M. Msiya, a fitter, was involved in a mud rush incident. The board and management of Sibanye-Stillwater extend heartfelt condolences to the families, friends and colleagues of Mr Tyobeka and Mr Msiya. Both incidents are being investigated with all relevant stakeholders and appropriate support is being provided to the families of the deceased.

US PGM operations

Mined 2E PGM production from the US PGM operations of 85,889 2Eoz for Q3 2022 was 40% lower than for Q3 2021, primarily as a result of the suspension of production at the Stillwater operation (Stillwater East and Stillwater West mine) for seven weeks following regional flooding in Montana in mid-June 2022. The East Boulder operation was issued a Mine Health and Safety Administration (MSHA) stop order which was in full effect from 18 to 29 September 2022, due to reporting of elevated nitrous oxide exposures. Subsequent investigations highlighted gas testing equipment calibration issues and contaminated fuel as the primary concerns. This order remains in force, with most restrictions eased following comprehensive feedback to MSHA on the investigation findings. Following thorough investigation, the Group is assessing the introduction of battery powered equipment and the establishment of an additional intake airway.

As per the revised plan presented to the market during August 2022, lower planned production across the US PGM operations year-on-year complicates comparisons (see https://www.sibanyestillwater.com/features/us-pgm-operations-review/) for detail.

Tonnes milled for Q3 2022 totalled 241kt, 37% lower than for Q3 2021 with plant head grade of 12.2g/t for Q3 2022 , 5% lower than for Q3 2021. The Stillwater operations grade was affected by feeding and milling low grade reef sand to ensure adequate volumes of backfill for stope support purposes post the flood event. Ongoing attrition amongst more experienced miners and geological and geotechnical complexity affecting productivity at East Boulder is receiving increased management and supervisory input. Following the successful ramp-up the grade normalised at the Stillwater operation in September with the East Boulder operation's grade expected to normalise in November 2022.

The Stillwater operation resumed production in a phased manner from the end of July 2022, with production rates normalising during October 2022. Production of 47,423 2Eoz, was 47% lower than for Q3 2021, with production approximately 34,000 2Eoz lower due to the ramp up after the flooding event.

Production from East Boulder of 38,467 2Eoz, was 29% lower than for Q3 2021, primarily due to the MSHA stop order, compounded by the issues detailed in the US PGM operations' repositioning presented in August 2022.

2E PGM sold for Q3 2022 of 69,534 2Eoz, was 48% lower year-on-year and 19% lower than 2E PGM mined production for the quarter, due to the timing of deliveries in September 2022 which will reflect in sold ounces for Q4 2022.

AISC of US$1,815/2Eoz (R30,947/2Eoz) for Q3 2022 was 88% higher than for Q3 2021 (US$968, R14,156/2Eoz) due to lower production and inflationary cost pressures, with ORD capital increasing by 110% year-on-year to US$42 million (R723 million) and sustaining capital increasing by 76% to US$17 million (R293 million), primarily as a result of the repositioning of the US underground operations, with Stillwater East expenditure which had previously been classified as project capital now reclassified as ORD and sustaining capital. Costs at the Stillwater operation have been impacted by additional once-off flood recovery costs including road, piping and infrastructure repairs. At East Boulder the availability of skills continues to be a challenge and therefore costs relating to contractors have risen. Continued inflationary pressure on stores and premiums on contractor costs also contributed to the higher costs.

Implementation of the repositioned operational plan and accelerated development to restore operational flexibility, will result in elevated costs in the medium term. As production begins to build up again and stope face availability improves, costs are expected to reduce significantly with AISC planned to reduce to below US$1,000 (real 2022 terms) from 2026.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 3

Source: Company information available at https://www.sibanyestillwater.com/features/us-pgm-operations-review/
Notes: Forward costs are represented in 2022 real terms; AISC: all-in sustaining cost; AIC: all-in cost

Total capital expenditure increased by 22% year-on-year for Q3 2022 to US$85 million (R1,450 million), with the increase in ORD and sustaining capital comprising 70% or US$60 million (R1,016 million) of this and project capital 36% lower at US$25 million(R434 million) in line with the reduced spending on the Stillwater East project and change in the classification of development from growth capital to ORD. A major milestone for the quarter was the completion of the 56 East Footwall level which now ties into the Benbow decline, completed on 16 September 2022.

PGM recycling operations

Logistical issues affecting delivery of autocatalyst material highlighted during H1 2022 have continued into Q3 2022 and it is estimated that there has been a significant reduction in receipts year-on year due to logistics issues and lower scrappage of cars, with higher 3E PGM prices in Q3 2021 also incentivising used auto catalyst collection and strong scrap flows. The recycling operations fed an average of 17.7 tonnes per day (tpd) for Q3 2022, 22% lower than for the comparable period in 2021. During Q3 2022, 1,548 tonnes of recycle material was received while 1,630 tonnes was treated. At the end of Q3 2022, approximately 42 tonnes of recycle inventory was on hand, an 82 tonne decrease versus the Q2 2022 ending inventory of 124 tonnes at the end of June 2022.

SA PGM operations

4E PGM production from the SA PGM operations was impacted by unprecedented power curtailment imposed by Eskom during Q3 and a significant rise in copper cable theft. In addition, reduced output has been planned at the Siphumelele shaft owing to increased levels of seismicity. Pleasingly, mining has safely progressed through the challenging ground conditions associated with the Hex River Fault at the Bathopele mine, which has negatively impacted production during Q2 2022 and Q3 2022 and is expected to normalise by the end of Q4 2022.

Production of 432,143 4Eoz (excluding third party purchase of concentrate (PoC) for Q3 2022 was 14% lower than for the comparable period in 2021, although production was 5% higher than for Q2 2022 despite the increased load curtailment. Severe load shedding imposed by Eskom during September 2022 necessitated the curtailment of concentrator capacity across the SA PGM operations, impacting processed output and sales for the quarter. Underground mining was less impacted by the load curtailment, resulting in underground ore containing approximately 33,000 4Eoz being stockpiled on surface by the end of the quarter.

Third party PoC processed at the Marikana smelting and refining operations of 16,720 4Eoz was 22% higher year-on-year although the toll concentrate processed during Q3 2021 fell away due to the tolling contract concluding. Total 4E PGM production (including PoC) was 13% lower year-on-year at 448,863 4Eoz. Had the 33,000 4Eoz stockpile of mined material been processed, we estimate PGM production from SA PGM operations (including PoC) would have been around 482,000 4Eoz, compared to 513,778 4Eoz for Q3 2021.

AISC (excluding PoC) for Q3 2022 of R19,211/4Eoz (US$1,127/4Eoz), was 20% higher than for Q3 2021 at R15,992/4Eoz (US$1,093/4Eoz) primarily due to lower production, lower by-product credits and inflationary cost pressures. AISC (including PoC) of R20,143/4Eoz (US$1,181/4Eoz) was also 21% higher year-on-year, with ORD 33% higher, largely as a result of the inclusion of K4 development and 6% lower by-product credits due to lower production and specific third party processing agreements concluding.

4E PGM production from the Rustenburg operation for Q3 2022 of 179,438 4Eoz, was 2% lower year-on-year despite operational challenges including severe Eskom load curtailment. Surface production increased by 43% due to processing of smelter slag from a third party with underground production decreasing by 7% primarily due to power disruptions from Eskom load curtailment and cable theft. Production from the Bathopele mine continued to be impacted by mining through the Hexriver fault and loss of available face at Siphumelele due to seismicity. The Hexriver fault has largely been traversed and production is expected to improve from Q4 2022. A stockpile of ore containing approximately 6,000 4Eoz built up as a result of Eskom load curtailment, impacted Q3 2022 production and unit
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 4

costs, contributing to a 4% year-on-year increase in AISC to R18,435/4Eoz (US$1,081/4Eoz). In addition to this, a 31% increase in by-product credits (driven mainly by higher chrome revenue) more than offset a 15% increase in ORD and a 22% increase in sustaining capital year-on-year.

4E PGM production from the Kroondal operation of 48,120 4Eoz for Q3 2022 was 21% lower than for the comparable period in 2021. This declining production output is expected due to the gradual ramp-down of the Simunye shaft, compounded by the load curtailment with Kroondal building an ore stockpile containing approximately 7,000 4Eoz at the end of the quarter. AISC of R15,399/4Eoz (US$903/4Eoz) was 25% higher than for Q3 2021 primarily due to lower production and stockpile being built up at the end of the quarter.

4E PGM production for Q3 2022 from the Marikana operation (excluding third party PoC) of 163,596 4Eoz, was 23% lower than for Q3 2021, with underground production 24% lower and surface production 11% lower. Underground production was impacted by safety stoppages, cable theft and Eskom load curtailment. 4E PGM production (including PoC) of 180,316 4Eoz for Q3 2022 was 20% lower than for Q3 2021. Third party concentrate processed at Marikana increased by 22% year-on-year to 16,720 4Eoz. The Marikana operation ended the quarter with an ore stockpile containing approximately 20,000 4Eoz. Had this material been processed, PGM production from Marikana (incl PoC) would have been around 200,000 4Eoz, compared to 226,591/4Eoz for Q3 2021. AISC (excluding third party PoC) for Q3 2022 of R21,785/4Eoz (US$1,278/4Eoz), was 37% higher than for Q3 2021, primarily due to lower production, inflationary costs, ORD (+44%) and lower by-product credits (-27%). Key inflationary costs were due to the high cost of steel, ammonia, chemicals, fuel and related products, with AISC (including PoC) also increasing by 37% to R23,719/4Eoz (US$1,391/4Eoz) due to higher purchase of concentrate costs (+33%). ORD costs increased with the ramp-up of K4 shaft as well as an increase in off-reef development at other shafts.

Attributable 4E PGM production from Mimosa of 28,670 4Eoz was in line with production for Q3 2021. AISC increased by 18% year-on-year to US$1,234/4Eoz (R21,032/4Eoz) primarily due to a 119% increase in sustaining capital expenditure associated with the approved life of mine extension project, which includes optimisation of the plant, construction of a new tailings storage facility and life of mine extension development, which is expected to be completed in Q1 2024.

Attributable 4E PGM production from Platinum Mile of 12,319 4Eoz was 10% lower year-on-year due to 6% less tons processed, a decrease in the built-up head grade and lower recoveries. AISC at Platinum Mile increased by 9% year-on-year to R11,283/4Eoz (US$662/4Eoz).
Chrome sales from the SA PGM operations for Q3 2022 of approximately 560kt were in line with Q3 2021. The chrome price received increased by 33% to US$227/tonne (Q3 2021: US$171/tonne), underpinning a 37% increase in chrome revenue.

Capital expenditure of R1,263 million (US$74 million) for Q3 2022 was 33% higher than for the corresponding period in 2021 with ORD 33% higher at R590 million (US$35 million), sustaining capital 4% higher at R465 million (US$27 million) and project capital 271% higher at R208 million (US$12 million). The increase in project capital is linked to the K4 project at the Marikana operation during Q3 2022.

The K4 Project

The K4 project remains on schedule. First ore was hoisted during H1 2022 with first production of 914 4Eoz achieved during Q3 2022. Development and reef tonnes hoisted was significantly higher for Q3 2022 than for Q2 2022. Project capital expenditure was R207 million (US$12 million) in Q3 2022 (R56 million (US$4 million) in Q3 2021) project capital expenditure of R612 (US$48 million) million for the first three months.

Five-year wage agreement secures operational stability

On 28 October 2022 a five-year wage agreement was reached with the representative unions at the Marikana and Rustenburg operations, marking the conclusion of annual wage negotiations for 2022 to 2027.

The wage agreement is consistent with the recent inflation linked wage increases concluded in June 2022 at the SA gold operations. The wage agreement comprises annual wage increases of 6% and above for bargaining unit employees (year one: R1,050 per month or 6%, year two: R1,100 per month or 6%, year three: R1,250 per month or 6%, year four: R1,300 per month or 6% and year five: R1,400 per month or 6%). Miners and artisans will receive average annual wage increases of 6% per annum for each of the five years.

The annual wage and benefit increases that have been agreed are in line with inflation and represents a total estimated average increase in the wage bill, including all benefits, over the five-year period of approximately 6.3% per annum, which is in line with inflation and the wage agreement reached at the SA gold operations in June 2022. Importantly the agreement secures a five-year period of greater stability at the Rustenburg and Marikana operations and reduced risk of labour related disruptions, which will be beneficial for all stakeholders.

SA gold operations

The build up to normalised levels of production at the SA gold operations following the industrial action from 9 March to 13 June 2022, proceeded according to plan. Underground production commenced on 1 July after medical screening, training and acclimatisation of returning employees was concluded, and comprehensive underground safety audits were completed, with work crews resuming operating activities in a phased manner. Normalised production rates were achieved during October 2022. As a result, we believe that comparison of operational statistics has limited value for this period.

Production from the SA gold operations (including DRDGOLD) for Q3 2022 of 6,366kg (204,672oz) was 30% lower compared with Q3 2021. Gold production in Q3 2022 (excluding DRDGOLD) decreased by 36% to 4,913kg (157,957oz) due to the phased resumption of safe production over the quarter.

AISC (including DRDGOLD) of R1,210,049/kg (US$2,207/oz) was 52% higher than for Q3 2021 with AISC (excluding DRDGOLD) 64% higher at R1,348,531/kg (US$2,460/oz). The increase was a direct function of the 39% decrease in gold sold year-on-year with a working cost and SIB capital increasing by 4% and 11% respectively, offset by a 35% decrease in ORD due to the reduced mining activity.

Normalisation of production over an extended period is expected to result in a significant reduction in unit cost during 2023. For Q3 2021, AISC (excluding DRDGOLD) averaged R822,144/kg (US$1,748/oz).

Capital expenditure for Q3 2022 (excluding DRDGOLD) increased by 10% to R1,188 million (US$70 million) compared to the same period in 2021 due to a four-fold increase in project capital which offset a 35% decrease in ORD to R472 million (US$28 million). ORD declined due to
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 5

lower development metres in 2022 compared to 2021 as a result of the slow start-up process after the industrial action. SIB capital increased 11% to R296 million (US$17 million) mainly due to expenditure on regulatory lamp room upgrades at all operations and electrical and winder upgrades which commenced during the industrial action when the facilities and equipment were not in use. Project capital increased to R420 million (US$25 million) with R315 million (US$18 million) spent on the Burnstone project and R105 million (US$6 million) on the Kloof shaft deepening project.

Underground production from the Driefontein operation decreased by 34% to 1,640kg (52,727oz) compared to the same period in 2021 as a result of the phased return to work post industrial action, while surface production of 50kg (1,608oz) was 25% lower due to depletion of surface reserves. AISC of R1,215,013/kg (US$2,216/oz) was 54% higher than for Q3 2021 primarily as a result of the 35% decrease in gold sold.

Underground production from the Kloof operation decreased by 50% to 1,393kg (44,786oz) with the underground yield 27% lower due to a slower start at the higher grade 4 and 8 shafts. Production from surface sources of 190kg (6,109oz), was 25% lower year-on-year due to a slow onboarding of a surface transport contractor after the strike as well as depletion of the surface rock dump reserves. AISC of R1,527,554/kg (US$2,787/oz) was 80% higher than for Q3 2021, primarily due to 50% lower gold sold as a result of the phased build-up after the industrial action.

Underground production of 1,321kg (42,471oz) in Q3 2022 from the Beatrix operation was 26% lower than Q3 2021 with tonnes milled only 11% lower year-on-year despite the industrial action and the gradual return to work. This was due to the processing of underground ore which was stockpiled from late January 2022 while precautionary reinforcement and buttressing work was being done on the Beatrix tailings storage facility. The underground yield declined by 17% due to less production from the higher grade 4 Shaft which was affected by a loss of face length and safety stoppages. Gold production from surface sources was suspended for the period as the focus was placed on milling underground stockpile tonnages first. AISC of R1,424,025/kg (US$2,598/oz) was 72% higher than Q3 2021, primarily due to 35% less gold sold during the production build-up after the industrial action and higher working cost due to above inflationary increases, and the additional cost associated with ramping up the operations to normalised production levels.

Surface gold production from Cooke operations increased by 10% to 319kg (10,256oz) due to slightly increased tonnes milled and yield with AISC increasing by 9% year-on-year to R861,736/kg (US$1,572/oz).

DRDGOLD surface tonnes milled decreased by 4% year-on-year, however with a 4% increase in grade, gold production of 1,453kg (46,715oz) remained in line with Q3 2021. AISC of R765,603/kg (US$1,397/oz) increased by 18% year-on-year primarily due to industry wide inflationary effects and a 51% increase in sustaining capital, reflecting investment in new pump stations and piping at the ERGO operations. DRDGOLD project capital also increased from R14 million (US$1 million) in Q3 2021 to R53 million (US$3 million) in Q3 2022 with spending on the solar power plant and the Far West Gold Recoveries project at the Driefontein 2 reclamation plant.

Consultations regarding possible restructuring of Beatrix 4 shaft and Kloof 1 plant

On 1 November 2022, organised labour and other potentially affected stakeholders were notified that the company would be entering into consultation in terms of S189A of the Labour Relations Act (S189) regarding the possible restructuring of its SA gold operations pursuant to ongoing losses experienced at the Beatrix 4 shaft and the impact of depleting mineral reserves to the Kloof 1 plant.

The life of the Beatrix 4 shaft was previously prolonged, following S189 consultations in 2017, which, through the successful adoption of productivity enhancement and cost containment measures implemented following consultation with stakeholders, enabled it to remain in operation as long as it made a profit, on average, over any continuous period of three months (after accounting for AISC).

It is anticipated that the consultation process will reduce the number of employees that may potentially be retrenched through the implementation of possible retrenchment avoidance measures, including natural attrition, retirements, voluntary retrenchment and the transfer of suitably skilled employees to vacant positions.

We are committed to minimising the impact of the proposed restructuring and will engage with all relevant stakeholders in an effort to avoid job losses, while attempting to limit the impact on the remainder of the operations and employees at the SA gold operations and the sustainability of the Group.

The Burnstone project

Progress on the project was adversely affected by the industrial action during H1 2022, resulting delays in underground development. In addition due to logistics issues, there have been delays in the delivery of critical spares from Europe. Labour procurement has been slower than expected due to the unavailability of skilled operators from surrounding areas. Project capital guidance remains unchanged at R1.1 billion (US$73 million) with R644 million (US$40 million) spent to date (R329 million (US$21 million) in H1 2022 and R315 million (US$18 million) in Q3 2022).

Sandouville nickel refinery

The integration of the Sandouville nickel refinery into the Group continued during Q3 2022. Sandouville faced various operational and logistics issues during Q3 2022, including solvent supply constraints, and engineering failures in July 2022 which temporarily took 40% of capacity offline. In addition, a four week technical shutdown commenced in September 2022 with operations recommencing in mid October 2022. The Sandouville nickel refinery produced 1,003 tonnes of nickel metal in Q3 2022 (2,251 tonnes in Q2 2022), 650 tonnes of nickel salts (668 tonnes in Q2 2022) and 37 tonnes of cobalt chloride (78 tonnes in Q2 2022) at a nickel equivalent sustaining cost of US$30,185/tNi (R514,654/tNi), 12% higher than Q2 2022.

Integration is focused on: recruitment, implementing rigorous maintenance programs and increasing critical spares. The focus is on continuity and stability of production by de-bottlenecking the plant to increase throughput to nameplate capacity of c.12kt of Ni metal, c.4kt of Ni salts and c.600t of CoCl2 by 2026.

Recent increases in electricity and gas prices have reduced the gross operating margin and pose an ongoing risk to costs especially the future supply and availability of European energy and gas during the upcoming winter season.

In parallel with the current plant production, Sibanye-Stillwater continues to advance pre-feasibility studies on the following three processes, expected to be completed during 2023:
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 6

•Producing battery grade nickel sulphate with the intention of producing 44,000 tonnes per year in two stages
•PGM autocatalyst recycling using European feedstocks
•Battery metals recycling

Further announcements will be made on these developments when the studies have been concluded.

STRATEGIC DEVELOPMENTS

Increased shareholding in Keliber Oy (Keliber)

On 30 June 2022, the Group announced its intention to exercise its pre-emptive right to increase its shareholding in Keliber to 50% plus one share for a cash consideration of approximately €146 million. A simultaneous voluntary cash offer was made to minority shareholders of Keliber, other than the Finnish Minerals Group, which increased Sibanye-Stillwater's shareholding in Keliber to an effective 84.96% for a further cash consideration of approximately €189.8 million excluding Finnish transfer tax of €2.3 million.

The Finnish Minerals Group, a Finnish State-owned holding and development company which manages the state’s mining industry shareholdings and is the second largest shareholder in Keliber behind Sibanye-Stillwater has a current effective holding of 13.90% in Keliber with the other remaining minority shareholders holding an effective 1.14%.

With the voluntary offer now concluded, a capital raise by Keliber will be executed to achieve Keliber’s desired debt to equity ratio. The maximum total investment by Sibanye-Stillwater in the proposed capital raise is around €104 million depending on the extent to which minorities and the Finnish Minerals Group participate. Conventional debt facilities are currently under discussion with third party lenders to at least match the €250 million equity contribution to fully fund construction of the project.

Keliber is aiming to be the first fully integrated lithium producer in Europe supplying approximately 15,000 tonnes of lithium hydroxide monohydrate per annum into the developing European battery industry. A recent definitive feasibility study and a 31% increase in ore reserves has confirmed the quality and inherent value of the Keliber project with the fundamental outlook for the lithium market improving significantly since Sibanye-Stillwater acquired its initial stake in Q1 2021.

The transactions secure a significant and controlling exposure for the Group in Keliber, which offers significant growth potential and a valuable footprint in a supportive and attractive jurisdiction to supply critical battery metals into the burgeoning European battery industry.

OPERATING GUIDANCE FOR THE 2022 YEAR1

As previously announced on 11 August 2022, forecast mined 2E PGM production from the US PGM operations for 2022 was revised to between 445,000 2Eoz and 460,000 2Eoz, with AISC of between US$1,380/2Eoz and US$1,425/2Eoz due to the impact of the regional flood and the repositioning of the operations following the optimisation planning carried out during H1 2022. Due to disruptions experienced during Q3 2022 and ongoing issues with employee attrition and skills availability, production for 2022 is likely to be at the lower end of the range provided with costs at the upper end of the range. Capital expenditure is forecast to be between US$275 million and US$285 million (including US$70 million of project capital).

As a result of the challenges highlighted with collection and receipt of used autocatalysts, recycling feed rates have declined significantly and are likely to remain constrained until year end. The US Recycling operations are therefore forecast to feed between 610,000 and 625,000 3Eoz for 2022, with minimal capital expenditure.

Forecast 4E PGM production from the SA PGM operations2 for 2022 remains at between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,200/4Eoz (US$1,233/4Eoz and US$1,280/4Eoz). Capital expenditure is forecast at R4.8 billion (US$320 million) including R950 million (US$63 million) for the K4 project during 2022.

Guidance for gold production from the managed SA gold operations (excluding DRDGOLD) is maintained at between 14,000kg (450,000oz) and 14,500kg (466,000oz) with AISC between R1,390,000/kg (US$2,880/oz) and R1,470,000/kg (US$3,060/oz). Capital expenditure is forecast at R3.9 billion (US$260 million), including R1.1 billion (US$73 million) on the Burnstone project and R270 million (US$18 million) on the Kloof 4 deepening project.

1 The dollar cost conversions for 2022 are based on an average exchange rate of R15.00/US$
2 SA PGM guidance includes third party PoC

NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 7

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS
US and SA PGM operations

				US OPERA-TIONS	SA OPERATIONS
			Total US and SA PGM[1]	Total US PGM	Total SA PGM[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table
Production
Tonnes milled/treated	000't	Sep 2022	9,625	241	9,383	4,303	5,081	1,666	1,418	1,515	927	782	2,736	340
		Jun 2022	9,641	299	9,342	4,328	5,014	1,552	1,385	1,602	952	814	2,677	360
		Sep 2021	10,747	384	10,363	4,964	5,399	1,778	1,442	1,889	1,044	945	2,913	352
Plant head grade	g/t	Sep 2022	2.21	12.23	1.96	3.30	0.82	3.34	1.03	3.70	0.87	2.33	0.69	3.52
		Jun 2022	2.25	12.41	1.92	3.23	0.79	3.26	0.95	3.57	0.87	2.39	0.68	3.49
		Sep 2021	2.46	12.92	2.08	3.40	0.86	3.37	1.17	3.89	0.87	2.40	0.71	3.58
Plant recoveries	%	Sep 2022	75.59	89.25	73.19	85.09	32.61	86.52	52.47	87.06	25.94	82.17	20.30	74.44
		Jun 2022	74.79	90.93	71.59	84.87	24.75	86.28	36.61	86.90	23.91	82.81	16.50	73.06
		Sep 2021	75.69	90.62	72.27	85.07	25.78	86.38	31.72	86.92	25.85	83.77	20.64	71.01
Yield	g/t	Sep 2022	1.67	10.92	1.43	2.81	0.27	2.89	0.54	3.22	0.23	1.91	0.14	2.62
		Jun 2022	1.68	11.28	1.37	2.74	0.20	2.81	0.35	3.10	0.21	1.98	0.11	2.55
		Sep 2021	1.86	11.71	1.50	2.89	0.22	2.91	0.37	3.38	0.22	2.01	0.15	2.54
PGM production[3]	4Eoz - 2Eoz	Sep 2022	518,032	85,889	432,143	388,460	43,683	154,797	24,641	156,873	6,723	48,120	12,319	28,670
		Jun 2022	520,608	107,650	412,958	381,445	31,513	140,344	15,487	159,793	6,368	51,797	9,658	29,511
		Sep 2021	644,398	144,325	500,073	461,593	38,480	166,400	17,206	205,340	7,548	61,083	13,726	28,770
PGM sold[4]	4Eoz - 2Eoz	Sep 2022	471,994	69,534	402,460			137,246	16,578	160,115		48,120	12,319	28,082
		Jun 2022	521,579	127,047	394,532			111,494	17,887	176,830		51,797	9,658	26,866
		Sep 2021	592,631	132,637	459,994			144,461	16,088	196,251		61,083	13,726	28,385
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Sep 2022	40,485	30,878	42,269			43,331	34,278	42,033		44,972	33,714	33,412
		Jun 2022	38,309	28,499	41,699			42,844	28,408	42,147		44,461	30,080	32,363
		Sep 2021	39,662	30,924	42,347			43,089	28,266	42,247		46,357	34,642	33,392
Average PGM basket price6	US$/4Eoz - US$/2Eoz	Sep 2022	2,374	1,811	2,479			2,541	2,010	2,465		2,638	1,977	1,960
		Jun 2022	2,457	1,828	2,675			2,748	1,822	2,703		2,852	1,929	2,076
		Sep 2021	2,711	2,114	2,895			2,945	1,932	2,888		3,169	2,368	2,282
Operating cost[7]	R/t	Sep 2022	1,043	7,504	871			1,764	279	1,459		1,049	58	1,493
		Jun 2022	1,037	6,478	856			1,843	229	1,374		1,053	53	1,292
		Sep 2021	928	4,932	775			1,575	244	1,233		894	48	1,173
Operating cost7	US$/t	Sep 2022	61	440	51			103	16	86		62	3	88
		Jun 2022	67	416	55			118	15	88		68	3	83
		Sep 2021	63	337	53			108	17	84		61	3	80
Operating cost7	R/4Eoz - R/2Eoz	Sep 2022	19,793	21,085	19,518			18,986	16,071	21,767		17,041	12,907	17,719
		Jun 2022	19,593	17,993	20,042			20,378	20,469	21,118		16,545	14,703	15,757
		Sep 2021	15,673	13,123	16,454			16,833	20,458	16,990		13,834	10,200	14,355
Operating cost7	US$/4Eoz - US$/2Eoz	Sep 2022	1,161	1,237	1,145			1,114	943	1,277		999	757	1,039
		Jun 2022	1,257	1,154	1,286			1,307	1,313	1,355		1,061	943	1,011
		Sep 2021	1,071	897	1,125			1,151	1,398	1,161		946	697	981
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Sep 2022	21,271	30,947	19,211			18,435		21,785		15,399	11,283	21,032
		Jun 2022	19,534	23,437	18,438			18,129		20,107		14,904	13,667	16,062
		Sep 2021	15,561	14,156	15,992			17,701		15,933		12,327	10,345	15,294
All-in sustaining cost8	US$/4Eoz - US$/2Eoz	Sep 2022	1,248	1,815	1,127			1,081		1,278		903	662	1,234
		Jun 2022	1,253	1,503	1,183			1,163		1,290		956	877	1030
		Sep 2021	1,064	968	1,093			1,210		1,089		843	707	1045
All-in cost[8]	R/4Eoz - R/2Eoz	Sep 2022	22,582	36,000	19,726			18,441		23,051		15,399	11,283	21,032
		Jun 2022	20,389	25,397	18,983			18,129		21,365		14,904	13,667	16,062
		Sep 2021	16,609	18,195	16,123			17,701		16,224		12,327	10,345	15,294
All-in cost8	US$/4Eoz - US$/2Eoz	Sep 2022	1,324	2,111	1,157			1,082		1,352		903	662	1,234
		Jun 2022	1,308	1,629	1,218			1,163		1,370		956	877	1,030
		Sep 2021	1,135	1,244	1,102			1,210		1,109		843	707	1,045
Capital expenditure[5]
Ore reserve development	Rm	Sep 2022	1,313	723	590			194		396		—	—	—
		Jun 2022	1,196	641	555			173		382		—	—	—
		Sep 2021	739	296	443			168		275		—	—	—
Sustaining capital	Rm	Sep 2022	758	293	465			140		242		80	3	258
		Jun 2022	640	211	429			148		208		68	5	181
		Sep 2021	592	143	449			115		268		58	8	118
Corporate and projects	Rm	Sep 2022	642	434	208			1		207		—	—	—
		Jun 2022	412	211	201			—		201		—	—	—
		Sep 2021	639	583	56			—		56		—	—	—
Total capital expenditure	Rm	Sep 2022	2,713	1,450	1,263			335		845		80	3	258
		Jun 2022	2,248	1,063	1,185			321		791		68	5	181
		Sep 2021	1,970	1,022	948			283		599		58	8	118
Total capital expenditure	US$m	Sep 2022	159	85	74			20		50		5	—	15
		Jun 2022	144	68	76			21		51		4	—	12
		Sep 2021	135	70	65			19		41		4	1	8
Average exchange rate for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021 was R17.05/US$, R15.59/US$ and R14.63/US$, respectively
Figures may not add as they are rounded independently
1The Total US and SA PGM, Total SA PGM and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 8

2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
3Production per product – see prill split in the table below
4PGM sold includes the third party PoC ounces sold
5The Total US and SA PGM and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period
8All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”

Mining - PGM Prill split including third party PoC, excluding recycling operations

	GROUP PGM						SA OPERATIONS						US OPERATIONS
	Sep 2022		Jun 2022		Sep 2021		Sep 2022		Jun 2022		Sep 2021		Sep 2022		Jun 2022		Sep 2021
		%		%		%		%		%		%		%		%		%
Platinum	286,103	54%	278,511	52%	336,620	51%	265,975	59%	253,999	59%	304,116	59%	20,128	23%	24,512	23%	32,504	23%
Palladium	200,137	37%	210,930	39%	265,876	40%	134,376	30%	127,792	30%	154,055	30%	65,761	77%	83,138	77%	111,821	77%
Rhodium	40,296	8%	37,880	7%	44,433	7%	40,296	9%	37,880	9%	44,433	9%
Gold	8,216	2%	7,942	2%	11,174	2%	8,216	2%	7,942	2%	11,174	2%
PGM production 4E/2E	534,752	100%	535,262	100%	658,103	100%	448,863	100%	427,612	100%	513,778	100%	85,889	100%	107,650	100%	144,325	100%
Ruthenium	64,192		59,933		80,065		64,192		59,933		80,065
Iridium	16,034		15,299		18,451		16,034		15,299		18,451
Total 6E/2E	614,978		610,494		756,619		529,089		502,844		612,294		85,889		107,650		144,325

Recycling at US operations

	Unit	Sep 2022	Jun 2022	Sep 2021
Average catalyst fed/day	Tonne	17.7	22.0	22.7
Total processed	Tonne	1,630	2,004	2,087
Tolled	Tonne	—	—	23
Purchased	Tonne	1,630	2,004	2,064
PGM fed	3Eoz	141,560	170,462	179,765
PGM sold	3Eoz	162,659	213,988	183,734
PGM tolled returned	3Eoz	4,715	1,878	99
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 9

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	000't	Sep 2022	10,237	1,117	9,120	290	123	336	620	490	18	1,202	7,157
		Jun 2022	8,123	—	8,123	—	5	—	40	—	—	1,014	7,064
		Sep 2021	11,199	1,474	9,725	432	164	493	855	549	103	1,182	7,421
Yield	g/t	Sep 2022	0.62	3.90	0.22	5.65	0.41	4.14	0.31	2.69	—	0.27	0.20
		Jun 2022	0.21	—	0.20	—	—	—	0.28	—	—	0.19	0.20
		Sep 2021	0.82	4.78	0.21	5.72	0.41	5.68	0.30	3.24	0.29	0.25	0.20
Gold produced	kg	Sep 2022	6,366	4,354	2,012	1,640	50	1,393	190	1,321	—	319	1,453
		Jun 2022	1,698	49	1,649	7	—	20	11	22	—	195	1,443
		Sep 2021	9,137	7,048	2,089	2,470	67	2,801	253	1,777	30	290	1,449
	oz	Sep 2022	204,672	139,984	64,687	52,727	1,608	44,786	6,109	42,471	—	10,256	46,715
		Jun 2022	54,592	1,575	53,017	225	—	643	354	707	—	6,269	46,394
		Sep 2021	293,761	226,598	67,163	79,412	2,154	90,054	8,134	57,132	965	9,324	46,586
Gold sold	kg	Sep 2022	6,070	4,095	1,975	1,524	48	1,314	174	1,257	—	311	1,442
		Jun 2022	1,735	129	1,606	9	—	14	1	106	—	159	1,446
		Sep 2021	9,069	7,025	2,044	2,375	47	2,742	247	1,908	30	292	1,428
	oz	Sep 2022	195,155	131,657	63,498	48,998	1,543	42,246	5,594	40,413	—	9,999	46,361
		Jun 2022	55,782	4,147	51,634	289	—	450	32	3,408	—	5,112	46,490
		Sep 2021	291,575	225,859	65,716	76,358	1,511	88,157	7,941	61,344	965	9,388	45,911
Price and costs
Gold price received	R/kg	Sep 2022	944,316			944,020		944,220		942,721		945,338	945,908
		Jun 2022	940,634			1,000,000		1,000,000		962,264		930,818	939,142
		Sep 2021	837,799			839,389		836,066		834,881		842,466	841,737
Gold price received	US$/oz	Sep 2022	1,723			1,722		1,722		1,720		1,725	1,726
		Jun 2022	1,877			1,995		1,995		1,920		1,857	1,874
		Sep 2021	1,781			1,785		1,777		1,775		1,791	1,790
Operating cost[1]	R/t	Sep 2022	645	4,573	163	5,623	359	5,388	305	3,393	1,222	214	137
		Jun 2022	463	—	151	—	—	—	1,825	—	—	178	136
		Sep 2021	537	3,157	139	3,438	159	3,907	251	2,262	204	184	118
	US$/t	Sep 2022	38	268	10	330	21	316	18	199	72	13	8
		Jun 2022	30	—	10	—	—	—	117	—	—	11	9
		Sep 2021	37	216	10	235	11	267	17	155	14	13	8
	R/kg	Sep 2022	1,036,601	1,173,404	740,557	995,732	880,000	1,300,790	994,737	1,259,652	—	805,643	673,090
		Jun 2022	2,214,370	51,632,653	745,907	131,285,714	—	50,200,000	6,636,364	27,590,909	—	923,077	664,588
		Sep 2021	657,656	660,187	649,114	601,215	388,060	687,612	849,802	698,931	700,000	751,724	604,555
	US$/oz	Sep 2022	1,891	2,141	1,351	1,816	1,605	2,373	1,815	2,298	—	1,470	1,228
		Jun 2022	4,418	103,012	1,488	261,927	—	100,154	13,240	55,046	—	1,842	1,326
		Sep 2021	1,398	1,404	1,380	1,278	825	1,462	1,807	1,486	1,488	1,598	1,285
All-in sustaining cost[2]	R/kg	Sep 2022	1,210,049			1,215,013		1,527,554		1,424,025		861,736	765,603
		Jun 2022	2,522,190			110,222,222		76,266,667		7,264,151		1,056,604	899,723
		Sep 2021	796,008			790,669		848,444		825,593		787,671	649,860
All-in sustaining cost2	US$/oz	Sep 2022	2,207			2,216		2,787		2,598		1,572	1,397
		Jun 2022	5,032			219,903		152,159		14,493		2,108	1,795
		Sep 2021	1,692			1,681		1,804		1,755		1,675	1,382
All-in cost[2]	R/kg	Sep 2022	1,293,245			1,215,013		1,598,118		1,424,025		861,736	802,358
		Jun 2022	2,663,977			110,222,222		77,600,000		7,264,151		1,056,604	887,967
		Sep 2021	809,792			790,669		862,830		826,625		787,671	659,664
All-in cost2	US$/oz	Sep 2022	2,359			2,216		2,915		2,598		1,572	1,464
		Jun 2022	5,315			219,903		154,819		14,493		2,108	1,772
		Sep 2021	1,722			1,681		1,834		1,757		1,675	1,402
Capital expenditure
Ore reserve development	Rm	Sep 2022	472			208		174		90		—	—
		Jun 2022	—			—		—		—		—	—
		Sep 2021	729			324		270		135		—	—
Sustaining capital	Rm	Sep 2022	409			109		150		37		—	113
		Jun 2022	455			35		58		32		—	330
		Sep 2021	342			94		128		45		—	75
Corporate and projects[3]	Rm	Sep 2022	488			—		105		—		—	53
		Jun 2022	220			—		20		—		—	(17)
		Sep 2021	97			—		43		2		—	14
Total capital expenditure	Rm	Sep 2022	1,369			317		429		127		—	166
		Jun 2022	675			35		78		32		—	313
		Sep 2021	1,168			418		441		182		—	89
Total capital expenditure	US$m	Sep 2022	80			19		25		7		—	10
		Jun 2022	43			2		5		2		—	20
		Sep 2021	80			29		30		12		—	6
Average exchange rates for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021 was R17.05/US$, R15.59/US$ and R14.63/US$, respectively
Figures may not add as they are rounded independently
1Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021 was R330 million (US$19 million), R217 million (US$14 million) and R38 million (US$3 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 10

European operations

Sibanye-Stillwater Sandouville Refinery
Battery Metal Split
	Sep 2022		Jun 2022
Volumes produced (tons)		%		%
Nickel Salts[1]	650	39%	668	23%
Nickel Metal	1,003	61%	2,251	77%
Total Nickel Production tNi	1,653	100%	2,919	100%
Nickel Cakes[2]	68		123
Cobalt Chloride (CoCl2)[3]	37		78
Ferric Chloride (FeCl3)[3]	321		608

Volumes sales (tons)
Nickel Salts[1]	529	31%	609	20%
Nickel Metal	1,177	69%	2,367	80%
Total Nickel Sold tNi	1,706	100%	2,976	100%
Cobalt Chloride (CoCl2)[3]	51		95
Ferric Chloride (FeCl3)[3]	321		608

Nickel equivalent basket price	Unit	Sep 2022	Jun 2022
Nickel equivalent average basket price	R/tNi	384,525	471,774
	US$/tNi	22,553	30,261

Nickel equivalent sustaining cost	Unit	Sep 2022	Jun 2022
Cost of sales, before amortisation and depreciation	Rm	882	1,260
Carbon tax	Rm	—	—
Community costs	Rm	—	—
Share-based payments	Rm	—	—
Rehabilitation interest and amortisation	Rm	1	1
Leases	Rm	15	10
Sustaining capital expenditure	Rm	23	19
Less: By-product credit	Rm	(43)	(44)
Nickel equivalent sustaining cost	Rm	878	1,246
Nickel Products sold	tNi	1,706	2,976
Nickel equivalent sustaining cost	R/tNi	514,654	418,683
	US$/tNi	30,185	26,856

Nickel recovery yield[4]	%	95.04%	99.36%
Average exchange rates for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021 was R17.05/US$, R15.59/US$ and R14.63/US$, respectively

1 Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
2 Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
3 Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
4 Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 11

ALL-IN COSTS - QUARTERS
SA and US PGM operations
Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM[1]	Total US PGM[2]	Total SA PGM[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Sep 2022	9,416	1,413	8,003	3,218	3,758	868	159	511	(511)
		Jun 2022	9,696	2,045	7,651	3,208	3,364	937	142	461	(461)
		Sep 2021	9,598	1,820	7,778	2,647	4,077	914	140	419	(419)
Royalties		Sep 2022	374	—	374	258	112	4	—	26	(26)
		Jun 2022	316	—	316	94	219	3	—	39	(39)
		Sep 2021	573	—	573	269	302	2	—	42	(42)
Carbon tax		Sep 2022	(1)	—	(1)	—	—	(1)	—	—	—
		Jun 2022	1	—	1	—	1	—	—	—	—
		Sep 2021	(1)	—	(1)	—	(1)	—	—	—	—
Community costs		Sep 2022	22	—	22	—	22	—	—	—	—
		Jun 2022	54	—	54	—	54	—	—	—	—
		Sep 2021	92	—	92	3	89	—	—	—	—
Inventory change		Sep 2022	1,462	398	1,064	375	689	—	—	(3)	3
		Jun 2022	913	(108)	1,021	232	789	—	—	4	(4)
		Sep 2021	982	74	908	711	197	—	—	(6)	6
Share-based payments[4]		Sep 2022	54	12	42	16	19	7	—	—	—
		Jun 2022	147	68	79	29	35	14	1	—	—
		Sep 2021	50	21	29	12	13	4	—	—	—
Rehabilitation interest and amortisation[5]		Sep 2022	35	13	22	(8)	10	20	—	1	(1)
		Jun 2022	53	13	40	1	20	19	—	11	(11)
		Sep 2021	64	8	56	(1)	40	17	—	1	(1)
Leases		Sep 2022	16	2	14	3	10	1	—	—	—
		Jun 2022	15	1	14	3	9	2	—	—	—
		Sep 2021	12	—	12	2	9	1	—	—	—
Ore reserve development		Sep 2022	1,313	723	590	194	396	—	—	—	—
		Jun 2022	1,196	641	555	173	382	—	—	—	—
		Sep 2021	739	296	443	168	275	—	—	—	—
Sustaining capital expenditure		Sep 2022	758	293	465	140	242	80	3	258	(258)
		Jun 2022	640	211	429	148	208	68	5	181	(181)
		Sep 2021	592	143	449	115	268	58	8	118	(118)
Less: By-product credit		Sep 2022	(2,327)	(196)	(2,131)	(888)	(981)	(238)	(23)	(190)	189
		Jun 2022	(2,940)	(348)	(2,592)	(1,063)	(1,242)	(271)	(16)	(222)	222
		Sep 2021	(2,591)	(319)	(2,272)	(676)	(1,347)	(243)	(6)	(134)	134
Total All-in-sustaining costs[6]		Sep 2022	11,122	2,658	8,464	3,308	4,277	741	139	603	(604)
		Jun 2022	10,091	2,523	7,568	2,825	3,839	772	132	474	(474)
		Sep 2021	10,110	2,043	8,067	3,250	3,922	753	142	440	(440)
Plus: Corporate cost, growth and capital expenditure		Sep 2022	642	434	208	1	207	—	—	—	—
		Jun 2022	420	211	209	—	209	—	—	—	—
		Sep 2021	645	583	62	—	62	—	—	—	—
Total All-in-costs[6]		Sep 2022	11,764	3,092	8,672	3,309	4,484	741	139	603	(604)
		Jun 2022	10,511	2,734	7,777	2,825	4,048	772	132	474	(474)
		Sep 2021	10,755	2,626	8,129	3,250	3,984	753	142	440	(440)
PGM production	4Eoz - 2Eoz	Sep 2022	534,752	85,889	448,863	179,438	180,316	48,120	12,319	28,670	—
		Jun 2022	535,262	107,650	427,612	155,831	180,815	51,797	9,658	29,511	—
		Sep 2021	658,101	144,325	513,776	183,606	226,591	61,083	13,726	28,770	—
	kg	Sep 2022	16,633	2,671	13,961	5,581	5,608	1,497	383	892	—
		Jun 2022	16,649	3,348	13,300	4,847	5,624	1,611	300	918	—
		Sep 2021	20,469	4,489	15,980	5,711	7,048	1,900	427	895	—
All-in-sustaining cost	R/4Eoz - R/2Eoz	Sep 2022	21,977	30,947	20,143	18,435	23,719	15,399	11,283	21,032	—
		Jun 2022	19,953	23,437	19,010	18,129	21,232	14,904	13,667	16,062	—
		Sep 2021	16,065	14,156	16,633	17,701	17,309	12,327	10,345	15,294	—
	US$/4Eoz - US$/2Eoz	Sep 2022	1,289	1,815	1,181	1,081	1,391	903	662	1,234	—
		Jun 2022	1,280	1,503	1,219	1,163	1,362	956	877	1,030	—
		Sep 2021	1,098	968	1,137	1,210	1,183	843	707	1,045	—
All-in-cost	R/4Eoz - R/2Eoz	Sep 2022	23,245	36,000	20,638	18,441	24,867	15,399	11,283	21,032	—
		Jun 2022	20,783	25,397	19,535	18,129	22,388	14,904	13,667	16,062	—
		Sep 2021	17,090	18,195	16,761	17,701	17,582	12,327	10,345	15,294	—
	US$/4Eoz - US$/2Eoz	Sep 2022	1,363	2,111	1,210	1,082	1,459	903	662	1,234	—
		Jun 2022	1,333	1,629	1,253	1,163	1,436	956	877	1,030	—
		Sep 2021	1,168	1,244	1,146	1,210	1,202	843	707	1,045	—
Average exchange rates for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021 was R17.05/US$, R15.59/US$ and R14.63/US$, respectively
Figures may not add as they are rounded independently
1The Total US and SA PGM, Total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 12

6All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters
		Total US and SA PGM			Total SA PGM			Marikana
	R' million	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Jun 2022	Sep 2021
Cost of sales, before amortisation and depreciation as reported per table above		9,416	9,696	9,598	8,003	7,651	7,778	3,758	3,364	4,077
Inventory change as reported per table above		1,462	913	982	1,064	1,021	908	689	789	197
Less: Chrome cost of sales		(402)	(422)	(338)	(402)	(422)	(338)	(96)	(79)	(64)
Total operating cost including third party PoC		10,476	10,187	10,242	8,665	8,250	8,348	4,351	4,074	4,210
Less: Purchase cost of PoC		(790)	(565)	(593)	(790)	(565)	(593)	(790)	(565)	(593)
Total operating cost excluding third party PoC		9,686	9,622	9,649	7,875	7,685	7,755	3,561	3,509	3,617

PGM production as reported per table above	4Eoz- 2Eoz	534,752	535,262	658,101	448,863	427,612	513,776	180,316	180,815	226,591
Less: Mimosa production		(28,670)	(29,511)	(28,770)	(28,670)	(29,511)	(28,770)	—	—	—
PGM production excluding Mimosa		506,082	505,751	629,331	420,193	398,101	485,006	180,316	180,815	226,591
Less: PoC production		(16,720)	(14,654)	(13,703)	(16,720)	(14,654)	(13,703)	(16,720)	(14,654)	(13,703)
PGM production excluding Mimosa and third party PoC		489,362	491,097	615,628	403,473	383,447	471,303	163,596	166,161	212,888

PGM production including Mimosa and excluding third party PoC		518,032	520,608	644,398	432,143	412,958	500,073	163,596	166,161	212,888

Tonnes milled/treated	000't	9,625	9,641	10,747	9,383	9,342	10,363	2,441	2,554	2,933
Less: Mimosa tonnes		(340)	(360)	(352)	(340)	(360)	(352)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		9,284	9,281	10,395	9,043	8,982	10,011	2,441	2,554	2,933
Operating cost including third party PoC	R/4Eoz-R/2Eoz	20,700	20,142	16,274	20,621	20,723	17,212	24,130	22,531	18,580
	US$/4Eoz-US$/2Eoz	1,214	1,292	1,112	1,209	1,329	1,176	1,415	1,445	1,270
	R/t	1,128	1,098	985	958	919	834	1,782	1,595	1,435
	US$/t	66	70	67	56	59	57	105	102	98
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	19,793	19,593	15,673	19,518	20,042	16,454	21,767	21,118	16,990
	US$/4Eoz-US$/2Eoz	1,161	1,257	1,071	1,145	1,286	1,125	1,277	1,355	1,161
	R/t	1,043	1,037	928	871	856	775	1,459	1,374	1,233
	US$/t	61	67	63	51	55	53	86	88	84

Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters
		Total US and SA PGM			Total SA PGM			Marikana
	R' million	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Jun 2022	Sep 2021	Sep 2022	Jun 2022	Sep 2021
Total All-in-sustaining cost as reported per table above		11,122	10,091	10,110	8,464	7,568	8,067	4,277	3,839	3,922
Less: Purchase cost of PoC		(790)	(565)	(593)	(790)	(565)	(593)	(790)	(565)	(593)
Add: By-product credit of PoC		77	67	63	77	67	63	77	67	63
Total All-in-sustaining cost excluding third party PoC		10,409	9,593	9,580	7,751	7,070	7,537	3,564	3,341	3,392
Plus: Corporate cost, growth and capital expenditure		642	420	645	208	209	62	207	209	62
Total All-in-cost excluding third party PoC		11,051	10,013	10,225	7,959	7,279	7,599	3,771	3,550	3,454

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	489,362	491,097	615,628	403,473	383,447	471,303	163,596	166,161	212,888

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	21,271	19,534	15,561	19,211	18,438	15,992	21,785	20,107	15,933
	US$/4Eoz-US$/2Eoz	1,248	1,253	1,064	1,127	1,183	1,093	1,278	1,290	1,089

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	22,582	20,389	16,609	19,726	18,983	16,123	23,051	21,365	16,224
	US$/4Eoz-US$/2Eoz	1,324	1,308	1,135	1,157	1,218	1,102	1,352	1,370	1,109

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 13

SA gold operations
Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2022	6,342	1,562	1,926	1,624	256	974	—
		Jun 2022	3,784	915	1,059	701	154	955	—
		Sep 2021	5,978	1,450	2,102	1,371	217	838	—
Royalties		Sep 2022	21	7	7	6	1	—	—
		Jun 2022	2	—	—	1	1	—	—
		Sep 2021	49	19	12	8	1	—	9
Carbon tax		Sep 2022	1	—	—	1	—	—	—
		Jun 2022	1	—	—	1	—	—	—
		Sep 2021	—	—	—	—	—	—	—
Community costs		Sep 2022	24	8	7	6	—	3	—
		Jun 2022	33	12	10	8	—	3	—
		Sep 2021	33	12	10	9	—	2	—
Share-based payments[2]		Sep 2022	28	10	9	5	—	4	—
		Jun 2022	51	21	15	10	—	5	—
		Sep 2021	26	6	9	6	—	5	—
Rehabilitation interest and amortisation[3]		Sep 2022	32	5	(3)	15	11	4	—
		Jun 2022	31	8	(2)	10	12	2	1
		Sep 2021	50	10	5	20	9	5	1
Leases		Sep 2022	19	2	4	7	—	6	—
		Jun 2022	21	1	4	7	1	8	—
		Sep 2021	19	2	2	7	3	5	—
Ore reserve development		Sep 2022	472	208	174	90	—	—	—
		Jun 2022	—	—	—	—	—	—	—
		Sep 2021	729	324	270	135	—	—	—
Sustaining capital expenditure		Sep 2022	409	109	150	37	—	113	—
		Jun 2022	455	35	58	32	—	330	—
		Sep 2021	342	94	128	45	—	75	—
Less: By-product credit		Sep 2022	(3)	(1)	(1)	(1)	—	—	—
		Jun 2022	(2)	—	—	—	—	(2)	—
		Sep 2021	(7)	(2)	(2)	(1)	—	(2)	—
Total All-in-sustaining costs[4]		Sep 2022	7,345	1,910	2,273	1,790	268	1,104	—
		Jun 2022	4,376	992	1,144	770	168	1,301	1
		Sep 2021	7,219	1,915	2,536	1,600	230	928	10
Plus: Corporate cost, growth and capital expenditure		Sep 2022	505	—	105	—	—	53	347
		Jun 2022	246	—	20	—	—	(17)	243
		Sep 2021	125	—	43	2	—	14	66
Total All-in-costs[4]		Sep 2022	7,850	1,910	2,378	1,790	268	1,157	347
		Jun 2022	4,622	992	1,164	770	168	1,284	244
		Sep 2021	7,344	1,915	2,579	1,602	230	942	76
Gold sold	kg	Sep 2022	6,070	1,572	1,488	1,257	311	1,442	—
		Jun 2022	1,735	9	15	106	159	1,446	—
		Sep 2021	9,069	2,422	2,989	1,938	292	1,428	—
	oz	Sep 2022	195,155	50,541	47,840	40,413	9,999	46,361	—
		Jun 2022	55,782	289	482	3,408	5,112	46,490	—
		Sep 2021	291,575	77,869	96,099	62,308	9,388	45,911	—
All-in-sustaining cost	R/kg	Sep 2022	1,210,049	1,215,013	1,527,554	1,424,025	861,736	765,603	—
		Jun 2022	2,522,190	110,222,222	76,266,667	7,264,151	1,056,604	899,723	—
		Sep 2021	796,008	790,669	848,444	825,593	787,671	649,860	—
All-in-sustaining cost	US$/oz	Sep 2022	2,207	2,216	2,787	2,598	1,572	1,397	—
		Jun 2022	5,032	219,903	152,159	14,493	2,108	1,795	—
		Sep 2021	1,692	1,681	1,804	1,755	1,675	1,382	—
All-in-cost	R/kg	Sep 2022	1,293,245	1,215,013	1,598,118	1,424,025	861,736	802,358	—
		Jun 2022	2,663,977	110,222,222	77,600,000	7,264,151	1,056,604	887,967	—
		Sep 2021	809,792	790,669	862,830	826,625	787,671	659,664	—
All-in-cost	US$/oz	Sep 2022	2,359	2,216	2,915	2,598	1,572	1,464	—
		Jun 2022	5,315	219,903	154,819	14,493	2,108	1,772	—
		Sep 2021	1,722	1,681	1,834	1,757	1,675	1,402	—
Average exchange rates for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021 was R17.05/US$, R15.59/US$ and R14.63/US$, respectively
Figures may not add as they are rounded independently
1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 14

ADJUSTED EBITDA RECONCILIATION - QUARTERS

	Quarter ended Sep 2022								Quarter ended Jun 2022								Quarter ended Sep 2021
	Americas region			Southern Africa (SA) region		European region	Group		Americas region			SA region		European region	Group		Americas region			SA region		Group
Figures in million - SA rand	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Battery Metals[1]	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Battery Metals[1]	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Corpo-rate	Total
Profit/(loss) before royalties and tax[2]	356	(83)	439	7,374	(802)	(331)	(142)	6,455	1,520	1,090	430	8,854	(1,790)	103	(227)	8,460	3,021	2,502	519	10,043	1,192	(236)	14,020
Adjusted for:
Amortisation and depreciation	580	579	1	625	481	55	—	1,741	739	738	1	601	183	58	—	1,581	631	630	1	678	885	—	2,194
Interest income	(101)	(32)	(69)	(83)	(124)	—	—	(308)	(103)	(7)	(96)	(131)	(116)	—	(1)	(351)	(94)	—	(94)	(45)	(160)	(2)	(301)
Finance expense	248	248	—	163	177	6	78	672	226	226	—	248	183	5	78	740	167	157	10	154	113	80	514
Share-based payments	10	10	—	41	43	—	—	94	(8)	(8)	—	(25)	(8)	—	—	(41)	4	4	—	6	34	—	44
Loss/(gain) on financial instruments[3]	160	160	—	125	4	(23)	—	266	(124)	(124)	—	189	24	(23)	—	66	(684)	(684)	—	83	(2)	—	(603)
Loss/(gain) on foreign exchange differences[4]	8	8	—	(135)	(518)	63	(39)	(621)	(1)	(1)	—	(350)	(787)	18	2	(1,118)	—	—	—	(83)	(527)	—	(610)
Share of results of equity-accounted investees after tax	—	—	—	(55)	(37)	—	3	(89)	—	—	—	(357)	(67)	—	4	(420)	—	—	—	(286)	(71)	—	(357)
Loss/(gain) on disposal of property, plant and equipment	1	1	—	(15)	(18)	—	—	(32)	(4)	(4)	—	(17)	(11)	—	—	(32)	8	8	—	(1)	(10)	—	(3)
Reversal of impairments	—	—	—	(7)	—	—	—	(7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring cost	—	—	—	4	3	—	—	7	—	—	—	16	11	—	—	27	—	—	—	6	4	—	10
IFRS 16 lease payments[5]	(2)	(2)	—	(14)	(20)	(16)	—	(52)	(1)	(1)	—	(15)	(23)	(13)	—	(52)	—	—	—	(13)	(21)	—	(34)
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	(25)	—	—	(25)	—	—	—	—	—	—	—
Other non-recurring costs	6	6	—	309	—	—	14	329	—	—	—	(1)	—	—	63	62	5	5	—	—	(16)	14	3
Adjusted EBITDA	1,266	895	371	8,332	(811)	(246)	(86)	8,455	2,244	1,909	335	9,012	(2,426)	148	(81)	8,897	3,058	2,622	436	10,542	1,421	(144)	14,877
1 The Battery Metals segment includes Sandouville refinery (Sandouville), Keliber Oy (Keliber) and Battery Metals corporate and reconciling items since the effective dates of acquiring Sandouville on 4 February 2022 and Keliber on 14 March 2022 (where appropriate, Keliber project costs are capitalised in terms of the group accounting policies)
2 Battery Metals includes a loss before royalties and tax of R22 million related to Battery Metals corporate and reconciling items for the three months ended 30 September 2022 (R24 million profit before royalties and tax for the three months ended 30 June 2022)
3 Battery Metals includes a gain on financial instruments of R22 million and R23 million related to Battery Metals corporate and reconciling items for the three months ended 30 September 2022 and 30 June 2022, respectively
4 Battery Metals includes a loss on foreign exchange differences of R45 million related to Battery Metals corporate and reconciling items for the three months ended 30 September 2022
5 Battery Metals includes IFRS 16 lease payments of R1 million related to Keliber for both the three months ended 30 September 2022 and 30 June 2022
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 15

DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations
Quarter ended		Sep 2022		Jun 2022		Nine months ended Sep 2022
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	1,405	269	1,576	206	4,833	1,141
Secondary development	(m)	3,508	1,196	2,755	1,495	9,161	3,777

SA PGM operations
Quarter ended		Sep 2022						Jun 2022						Nine months ended Sep 2022
	Reef			Bathopele	Thembe- lani	Khuseleka	Siphume-lele			Bathopele	Thembe- lani	Khuseleka	Siphume-lele			Bathopele	Thembe- lani	Khuseleka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			443	1,877	3,273	738			404	1,695	3,015	712			1,190	4,964	8,508	2,009
Advanced on reef	(m)			443	696	1,277	403			404	756	1,129	339			1,190	2,055	3,298	1,058
Height	(cm)			220	295	282	285			212	300	285	275			215	296	283	278
Average value	(g/t)			2.9	2.3	2.2	2.9			3.0	2.4	2.2	3.1			2.9	2.3	2.2	3.0
	(cm.g/t)			632	670	630	815			643	717	617	860			626	690	618	827

SA PGM operations
Quarter ended		Sep 2022						Jun 2022						Nine months ended Sep 2022
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	8,996	4,263	3,953	867	914	2,317	8,535	4,928	4,049	780	968	908	24,209	13,832	11,124	2,296	2,671	3,253
Primary development - on reef	(m)	6,687	2,532	2,390	455	556	759	6,322	3,168	2,378	343	623	169	18,147	9,066	6,817	1,180	1,745	930
Height	(cm)	217	219	238	230	214	239	216	219	234	217	221	237	216	219	232	221	219	238
Average value	(g/t)	2.5	2.5	2.4	2.6	3.0	2.8	2.8	2.6	2.5	2.9	2.9	2.9	2.7	2.6	2.5	2.8	2.9	2.8
	(cm.g/t)	534	557	579	591	638	666	602	570	574	635	635	676	578	567	569	610	632	669

SA PGM operations
Quarter ended		Sep 2022						Jun 2022						Nine months ended Sep 2022
	Reef			Kopaneng	Bamba-nani	Kwezi	K6			Kopaneng	Bamba-nani	Kwezi	K6			Kopaneng	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)			586	789	531	556			527	843	501	395			1,591	2,165	1,585	1,161
Advanced on reef	(m)			436	271	420	478			376	422	250	331			1,073	1,083	880	891
Height	(cm)			242	214	223	240			245	215	222	229			239	215	220	242
Average value	(g/t)			1.6	1.0	2.2	2.0			1.5	1.5	1.3	1.9			1.5	1.4	1.5	1.6
	(cm.g/t)			381	210	480	480			376	325	278	424			350	307	327	391
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 16

SA gold operations
Quarter ended		Sep 2022				Jun 2022				Nine months ended Sep 2022
	Reef		Carbon leader	Main	VCR		Carbon leader	Main	VCR		Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)		443	223	610		—	—	—		1,119	516	1,568
Advanced on reef	(m)		40	74	172		—	—	—		158	164	430
Channel width	(cm)		16	56	48		—	—	—		21	57	63
Average value	(g/t)		42.5	7.4	35.6		—	—	—		37.5	9.4	43.7
	(cm.g/t)		666	414	1,707		—	—	—		779	540	2,737

SA gold operations
Quarter ended		Sep 2022				Jun 2022				Nine months ended Sep 2022
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	901	362	45	604	—	—	—	—	1,899	737	64	1,443
Advanced on reef	(m)	259	84	45	103	—	—	—	—	525	186	64	225
Channel width	(cm)	162	73	88	83	—	—	—	—	153	87	94	92
Average value	(g/t)	10.9	10.3	2.9	16.7	—	—	—	—	11.9	10.6	2.8	14.8
	(cm.g/t)	1,766	755	253	1,397	—	—	—	—	1,814	923	261	1,355

SA gold operations
Quarter ended		Sep 2022				Jun 2022				Nine months ended Sep 2022
	Reef			Beatrix	Kalkoen-krans			Beatrix	Kalkoen-krans			Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)			1,640	65			—	—			2,426	117
Advanced on reef	(m)			500	—			—	—			730	—
Channel width	(cm)			151	—			—	—			145	—
Average value	(g/t)			7.6	—			—	—			7.9	—
	(cm.g/t)			1,143	—			—	—			1,143	—

SA gold operations
Quarter ended		Sep 2022				Jun 2022				Nine months ended Sep 2022
	Reef				Kimberley				Kimberley				Kimberley
Burnstone	Unit
Advanced	(m)				223				—				260
Advanced on reef	(m)				—				—				—
Channel width	(cm)				—				—				—
Average value	(g/t)				—				—				—
	(cm.g/t)				—				—				—
Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 17

ADMINISTRATION AND CORPORATE

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor,
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Richard Menell*^
Savannah Danson*
Susan van der Merwe*
Timothy Cumming*
Sindiswa Zilwa*
* Independent non-executive
^ Lead independent director

INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADR)
PO Box 505000
Louisville
KY 40233-5000
US toll free: +1 866 247 3871
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager
BNY Mellon
Depositary Receipts
Direct line: +1 212 815 2867
Mobile: +1 203 609 5159
Fax: +1 212 571 3050
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022     18

DISCLAIMER

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.
All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group's mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
NON-IFRS MEASURES
The information in this document contains certain non-IFRS measures, including adjusted EBITDA, AISC and AIC. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort.
WEBSITES
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2022 19